SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report   December 22, 2000

Date of Earliest Event Reported   December 18, 2000

MPEG Super Site, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

Colorado   84-0503585
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number   001-15337

22431 Antonio Parkway B-160, Suite 415
Rancho Santa Margarita, California 92688
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code)   (949) 791-5036

(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT.
                    None

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.
                    None

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP.
                    None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.
            None

ITEM 5.   OTHER EVENTS.

On December 18, 2000, MPEG Super Site, Inc. terminated the Agreement and Plan of Reorganization with Stuart Communications, Inc. and the proposed merger.

Due to a lack of progress with the proposed merger plan the company feels that a change in direction is in the best interest of its shareholders.

The termination is of mutual benefit and has been acknowledged as such by both Stuart Communications and MPEG Super Site, Inc.

The company has received other proposals of interest and is carefully evaluating each opportunity for potential benefit to MPEG Super Site, Inc. and its shareholders.

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.
            None.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.
            None.

ITEM 8.   CHANGE IN FISCAL YEAR.
            None.

ITEM 9.   SALE OF EQUITY SECURITIES PURSUANT TO REGULATION S.
            None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

MPEG Super Site Inc.

/s/ Bruce Tomiyama

_____
By: Bruce Tomiyama
Interim President and Director

Dated: December 22, 2000